UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ENOVA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29357K103

(CUSIP Number)

Ellada Pozidou

Nikou Georgiou, 6, Block C, 7th Floor, Flat/office 703,

P.C. 1096, Nicosia, Cyprus

with a copy to

Alex Kravchenko

Vlad Dulgerov

8 Presnenskaya Naberezhnaya, Building 1, office. 12B,

Moscow 123317, Russia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Nakula Management Limited 00-0000000
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,249,339 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,249,339 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,249,339 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% of Common Stock*
14.	Type of Reporting Person OO

*	The Reporting Person is the direct beneficial owner of approximately 9.8% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,000,000 shares of Common Stock outstanding as stated in the earnings release filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K (Commission File No. 1-35503) filed with the U.S. Securities and Exchange Commission on November 4, 2015.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ellada Pozidou
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,249,339 shares of Common Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,249,339 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,249,339 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% of Common Stock*
14.	Type of Reporting Person IN

*	The Reporting Person is the direct beneficial owner of approximately 9.8% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,000,000 shares of Common Stock outstanding as stated in the earnings release filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K (Commission File No. 1-35503) filed with the U.S. Securities and Exchange Commission on November 4, 2015.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Mr. Oleg V. Boyko
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russia, Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,249,339 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,249,339 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,249,339 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% of Common Stock*
14.	Type of Reporting Person IN

*	The Reporting Person is the direct beneficial owner of approximately 9.8% of the Issuer’s outstanding voting capital stock. See Item 5. The calculated percentages are based on 33,000,000 shares of Common Stock outstanding as stated in the earnings release filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K (Commission File No. 1-35503) filed with the U.S. Securities and Exchange Commission on November 4, 2015.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2015, as amended by Amendment No. 1 filed with the SEC on September 28, 2015 and Amendment No. 2 filed with the SEC on October 16, 2015 (the “Schedule 13D”) is being filed on behalf of Nakula Management Limited, a Cyprus limited liability company (“Nakula”), Ellada Pozidou, the sole director of Nakula (“Ms. Pozidou”), and Mr. Oleg V. Boyko, the ultimate beneficial owner of Nakula (“Mr. Boyko” and, collectively with Nakula and Ms. Pozidou, the “Reporting Persons”), relating to Common Stock ($.00001 par value) (the “Common Stock”) of Enova International, Inc. (“Enova”).

This Amendment relates to Common Stock of Enova purchased by Nakula (the “Nakula Account”). Nakula may direct the vote and disposition of the 3,249,339 shares of Common Stock that it holds directly. Each of Ms. Pozidou, as the director of Nakula, and Mr. Boyko, as the ultimate beneficial owner of Nakula, may direct the vote and disposition of the 3,249,339 shares of Common Stock held by the Nakula Account.

Item 3. Interest in Securities of the Issuer.

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price for the shares of Common Stock reported in Item 5 was $53,001,808, including brokerage commissions and other broker expenses. The source of the funds was the working capital of Nakula and through margin loans from Renaissance Securities (Cyprus) Limited and Otkritie Capital International Limited. The shares of Common Stock are held in margin accounts.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D are hereby amended and restated to read as follows:

(a) Nakula is the direct beneficial owner of 3,249,339 shares of Common Stock, representing approximately 9.85% of Enova’s outstanding Common Stock. Each of Nakula, Ms. Pozidou, as the director of Nakula, and Mr. Boyko, as the ultimate beneficial owner of Nakula, may be deemed the beneficial owner of the 3,249,339 shares of Common Stock, representing approximately 9.85% of Enova’s outstanding Common Stock, held by the Nakula Account.

Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Enova (other than as described in this Item 5(a)) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

* The calculated percentages are based on 33,000,000 shares of Common Stock outstanding as stated in the earnings release filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K (Commission File No. 1-35503) filed with the U.S. Securities and Exchange Commission on November 4, 2015.

Mr. Boyko holds the shares of Nakula through Feldmans Services Limited, which serves as his nominee.

(b) Each of Nakula and Mr. Boyko may be deemed to have sole power to direct the voting and disposition of 3,249,339 shares of Common Stock held directly. Ms. Pozidou has the sole ability to vote the 3,249,339 shares of Common Stock held by the Nakula Account.

Item 5(c) is supplemented as follows:

(c) The following acquisitions were made by Nakula since the last amendment in the open market with and through broker dealers, inclusive of any transaction effected through 4:00 P.M. New York City time, on November 6, 2015. All prices reported include commissions.

Date	Quantity	Price, USD
October 20, 2015	40,650	13.160
October 21, 2015	36,636	12.794
October 23, 2015	14,462	12.804
October 26, 2015	3,144	12.773
October 27, 2015	61,188	12.419
October 28, 2015	13,500	12.975
October 29, 2015	38,500	13.015
October 29, 2015	38,520	13.000
October 30, 2015	38,500	12.998
November 4, 2015	38,640	12.961
November 5, 2015	54,550	9.182
November 5, 2015	54,335	9.216
November 6, 2015	33,100	9.077

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Schedule 13D is true, complete and correct.

Date: November 9, 2015

NAKULA MANAGEMENT LIMITED

By:	/s/ Ellada Pozidou
Name: Ellada Pozidou
Title: Director

Date: November 9, 2015

ELLADA POZIDOU

/s/ Ellada Pozidou

Date: November 9, 2015

OLEG V. BOYKO

/s/ Oleg V. Boyko